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                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of
                            1934 (Amendment No.3)

                          ARAKIS ENERGY CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03852L10
                                 (CUSIP Number)

                            Charles B. Crowell, Esq.
                          8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                                 (214) 696-3200
                (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices
                             and Communications)

                                October 15, 1997
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Sands Petroleum AB

(2)      Check the appropriate box if a member of a group
                                                                       (a) [X]
                                                                       (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                                    [ ]

(6)      Citizenship or place of organization

         Sweden

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         7,455,800
(8)      Shared voting power

         0
(9)      Sole dispositive power

         7,455,800
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         7,455,800
(12)     Check if the aggregate amount in Row (11) excludes certain shares [ ]

(13)     Percent of class represented by amount in Row (11)

         8.5 %
(14)     Type of reporting person

         CO





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CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         International Petroleum Corporation

(2)      Check the appropriate box if a member of a group
                                                                       (a) [X]
                                                                       (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)                                                      [ ]

(6)      Citizenship or place of organization

         British Columbia

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         100,000
(8)      Shared voting power

         0
(9)      Sole dispositive power

         100,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         100,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares [ ]

(13)     Percent of class represented by amount in Row (11)

         0.1%
(14)     Type of reporting person

         CO





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CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         IPC Limited

(2)      Check the appropriate box if a member of a group
                                                                       (a) [X]
                                                                       (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items
         2(d) or 2(e)                                                      [ ]

(6)      Citizenship or place of organization

         Bermuda

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         1,069,000
(8)      Shared voting power

         0
(9)      Sole dispositive power

         1,069,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,069,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares [ ]

(13)     Percent of class represented by amount in Row (11)

         1.2%
(14)     Type of reporting person

         CO





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        The Schedule 13D filed by Sands Petroleum AB on March 21, 1997,
Amendment No. 1 to the Schedule 13D filed on April 25, 1997 ("Amendment No. 1") and Amendment No. 2 filed on July 28, 1997 ("Amendment No. 2"), respectively, are hereby amended as set forth in this Amendment No. 3. Capitalized terms which are used but not defined herein shall have the meanings ascribed in the
Schedule 13D and in Amendments No. 1 and 2.

Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         The principal purpose of this Amendment is to report the purchases of an aggregate of 1,169,000 shares of common stock of the Issuer by International Petroleum Corporation, a British Columbia corporation ("IPC") and IPC Limited, a Bermuda corporation ("IPC Limited") which is a wholly-owned subsidiary of IPC. Both IPC and IPC Limited are primarily engaged in the business of conducting oil and gas operations.

         Several of the senior executive officers and directors of IPC are also senior executive officers and directors of Sands Petroleum AB ("Sands"), and Mr. Adolf H. Lundin is the Chairman of both Sands and IPC. Sands, IPC and IPC Limited have entered into a Joint Filing Agreement providing for their reporting as a group of ownership in the Issuer's common stock and, accordingly, the purchases by IPC are reported on this Amendment. The Joint Filing Agreement appears as Exhibit 1 to this Amendment No. 3.

         Sands has previously reported its acquisition of 7,466,300 shares of common stock of the Issuer. Subsequent to the filing of Amendment No. 2, Sands discovered that an error had been made in the calculation of the number of shares owned after aggregating all of its transactions, and that the correct number of shares owned was (and remains) 7,455,800 shares. Accordingly, this Amendment corrects the 10,500 share error reflected in Amendment No. 2.

         In this Amendment the term "Registrants" refers to Sands, IPC and IPC Limited collectively, and the terms "Shares" refers to shares of common stock of the Issuer owned by Sands, IPC and/or IPC Limited.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The source of the funds used to purchase the Shares acquired by Sands, IPC and IPC Limited, respectively, was the general working capital of such entities. The aggregate investments for all of the Shares owned by Sands, IPC and IPC Limited are in excess of $30,000,000, $390,000 and $3,850,000, respectively.





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Item 4.  Purpose of Transaction.

         Item 4 is amended and restated to read in its entirety as follows:

         Registrants have acquired all of the Shares in the common belief that the Shares were undervalued in the marketplace and that a better valuation could be obtained if the Issuer took active measures to improve its perception by the investment community.

         Since the filing of the Schedule 13D and Amendments Nos. 1 and 2, Charles B. Crowell, at the request of Sands, was nominated to be a director of the Issuer and was elected as a director at the Issuer's Annual Meeting on July 30, 1997.

         Registrants continue to consider other courses of action which they feel necessary to enhance shareholder value, including, without limitation, seeking additional representation on the Board of Directors, contacting other large shareholders to determine their concerns and ideas and proposing candidates for management positions. At the present time, Registrants have made no final determination with respect to any course of action to be taken with respect to the Issuer. Further, neither Sands nor IPC has any understanding other than the "Joint Filing Agreement" attached hereto as
Exhibit 1, with any other party with respect to any course of action toward the Issuer.

         Registrants intend to acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of the Shares at prices which they deem reasonable. Sands has sold some Shares in the past and, while Sands, IPC and IPC Limited do not have a present intention to do so, each of them reserves the right to dispose of some or all of the Shares.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding the following:

         IPC purchased the numbers of shares set forth in the following table, on the dates and for the prices indicated, on the National Association of Securities Dealers National Market System:

        Trade Date         Number of Shares            Price per Share

         5/19/97               23,000                      $3.6875

         5/20/97               32,600                         3.82

         5/21/97               44,400                       3.9375

         IPC purchased the numbers of shares set forth in the following table, on the dates and for the prices indicated, on the National Association of Securities Dealers National Market System:

         10/9/97              200,000                      3.27422

        10/10/97              300,000                       3.4719


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        10/13/97               75,000                         3.70

        10/13/97               45,000                       3.7118

        10/13/97               25,000                         3.75

        10/13/97               10,000                      3.71875

        10/13/97               40,000                         3.75

        10/13/97                5,000                       3.6875

        10/15/97               60,000                       3.7417

        10/15/97               71,000                       3.7016

        10/15/97               24,500                       3.7372

        10/16/97               10,000                         3.75

        10/16/97               20,000                       3.7328

        10/16/97               14,500                      3.71875

        10/17/97              100,000                       3.6547

        10/22/97                7,000                       3.5499

        10/24/97               10,000                         3.56

        10/29/97               27,000                       3.4125

        10/29/97               25,000                       3.5287

         As of October 31, 1997 the Registrants were the beneficial owners of an aggregate of 8,624,800 shares, consisting of 7,455,800 shares owned by Sands, 100,000 shares owned by IPC and 1,069,000 shares owned by IPC Limited; such shares collectively represent approximately 9.8% of the outstanding shares of the Issuer, based upon the number of outstanding shares reported by the Issuer in its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the Joint Filing Agreement which is attached as Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:  Joint Filing Agreement.

         Exhibit 2: Information regarding directors and executive officers of IPC.

         Exhibit 3: Information regarding directors and executive officers of IPC Limited.



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                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 3, 1997                SANDS PETROLEUM AB



                                       By: /s/ ADOLF H. LUNDIN
                                          --------------------------------
                                            Adolf H. Lundin, Chairman


Date:  November 3, 1997                INTERNATIONAL PETROLEUM CORPORATION


                                       By: /s/ ADOLF H. LUNDIN
                                          --------------------------------
                                            Adolf H. Lundin, Chairman


Date:  November 3, 1997                IPC LIMITED


                                       By: /s/ IAN H. LUNDIN
                                          --------------------------------
                                            Ian H. Lundin, President









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                              INDEX TO EXHIBITS



Exhibit #                               Description


Exhibit 1               Joint Filing Agreement

Exhibit 2 Information regarding directors and executive officers of IPC.

Exhibit 3 Information regarding directors and executive officers of IPC Limited.